                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13 G


                    Under the Securities Exchange Act of 1934





                          FIRSTWAVE TECHNOLOGIES, INC.
                          ----------------------------
                                 Name of Issuer


                                  COMMON STOCK
                                  ------------
                          Title of Class of Securities


                                    33762N108
                                    ---------
                                  CUSIP Number

Item 1(a). Name of Issuer:
                           FIRSTWAVE TECHNOLOGIES, INC.

Item 1(b). Address of Issuers Principal Executive Offices:
                           2859 PACES FERRY ROAD, SUITE 1000
                           ATLANTA, GEORGIA  30339


Item 2(a). Name of Person Filing:
                           RICHARD T. BROCK

Item 2(b). Residence address:
                           2522 HABERSHAM ROAD
                           ATLANTA, GEORGIA  30305


Item 2c.   Citizenship :
                           USA

Item 2(d).  Title of Class of Securities:
                           COMMON STOCK

Item 2(e).  CUSIP Number:
                           33762N108

Item 3:    N/A

Item 4:       Ownership:
                  (a)      Amount beneficially owned:                                    1,779,474 (1)
                  (b)      Percent of Class:                                                  30.9%
                  (c)      Number of Shares as which such person has:
                           (i)      sole power to vote or to direct vote                 1,779,474 (1)
                           (ii)     shared power to vote or to direct vote                   NONE
                           (iii)    sole power to dispose or direct disposition of :     1,779,474 (1)
                           (iv)     shared power to dispose or direct disposition of:        NONE

         (1) INCLUDES 11,250 SHARES SUBJECT TO OPTIONS EXERCISABLE ON OR BEFORE MARCH 1, 2000.

Item 5:           Ownership of Five Percent or Less of a Class                               N/A

Item 6:           Ownership of More than Five Percent on Behalf of
                  Another Person:                                                            N/A

Item 7:           Identification and Classification of the Subsidiary which                  N/A
                  Acquired the Security Being Reported on by the Parent
                  Holding Company.

Item 8:           Identification and Classification of Members of the Group                  N/A

Item 9:           Notice of Dissolution of Group                                             N/A

Item 10:          Certification:                                                             N/A

SIGNATURES:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement as of December 31, 1999 is true, complete, and correct.


                                            DATE:  February 4, 2000



                                            SIGNATURE: /s/ Richard T. Brock
                                            -----------------------------------
                                            NAME:  Richard T. Brock